UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)

OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS

UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-42514

Forge Nano Holdings, Inc.
(Exact name of registrant as specified in its charter)

12300 Grant St. #100 Thornton, Colorado, 80241 (720) 259-8579
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one Ordinary Share and one-half of one redeemable Warrant Ordinary Shares, par value $0.0001 per share Warrants, each whole warrant exercisable for one Ordinary Share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None

Explanatory Note

This Form 15 is filed by Forge Nano Holdings, Inc., a Delaware corporation (formerly, ATII Holdings Inc.) (the “Filer”), as successor by merger to Archimedes Tech SPAC Partners II Co., a Cayman Islands exempted company (“ATII”), which merged with and into the Filer on October 21, 2026 in connection with the business combination with Forge Nano, Inc., to suspend ATII’s obligation to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended. The shares of common stock of the Filer, par value $0.0001 per share (the “Common Stock”), and the warrants of the Filer, each exercisable for one share of Common Stock at an exercise price of $11.50 per share, remain listed on the Nasdaq Global Market under the ticker symbols “NANO” and “NANOW”, respectively, and are unaffected by this Form 15.

Pursuant to the requirements of the Securities Exchange Act of 1934, Forge Nano Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Forge Nano Holdings, Inc.
Date: November 4, 2026
	By:	/s/ Michael Kleinberg
	Name:	Michael Kleinberg
	Title:	Chief Financial Officer